rnod Ricard

Entreprendre

The magazine for shareholders

002

A bigger, better Group

terview Patrick Ricard

eveloping


Austin Nichols
WILD TURKEY
Aged 8 Years
BOURBON
JACOB'S CREEK
SHIRAZ CABERNET
SOUTH EASTERN AUSTRALIA
Havana Club
EL RON DE CUBA
MARTELL
RICARD
45
FRANCE
PASTIS DE MARSEILLE
WÓDKA
CHIVAS REGAL
12
PREMIUM SCOTCH WHISKY
JAMESON


i bet you do
i am Martell.
MARTELL
personal at martell.com Enjoy our quality responsibly.
Seagram Americas NY, NY, Martell Cognac, 40% Alcohol by Volume (80 Proof)

CONTENTS





JAMESON
CLAN CAMPBELL
RAMAZZOTTI
HAVANA CLUB











PERNOD RICARD
wishes you a happy
new year.

Cover: Lonny Kalfus, ©Stone. Pernod Ricard Studio.

Ujjef
L'INFORMATION D'ENTREPRISE

Patrick Ricard

Developing the "pure

IT'S BACK TO BASICS FOR THE PERNOD RICARD GROUP. FOLLOWING THE ACQUISITION OF SEAGRAM'S ACTIVITIES AND POLMOS POZNAN IN POLAND, IT IS NOW CONCENTRATING ON ITS HISTORICAL CORE BUSINESS – SPIRITS AND WINE. WHILE THE GROUP IS SELLING OFF ITS SOFT DRINK, FRUIT PREPARATION AND GROCERY DISTRIBUTION OPERATIONS, THE ADDITION OF SEAGRAM'S INTERNATIONAL AND LOCAL BRANDS WILL ENSURE THAT ITS TURNOVER REMAINS STABLE. NOW ONE OF THE THREE LARGEST POWERS ON THE INTERNATIONAL SPIRITS AND WINE MARKET, THE GROUP IS LOOKING FORWARD TO NEW HORIZONS AND NEW GROWTH. PATRICK RICARD, CHAIRMAN AND CEO OF PERNOD RICARD, ANSWERS OUR QUESTIONS ABOUT THE GROUP'S NEW STRATEGIC POSITIONING.



›lay” approach

Pernod Ricard has decided to concentrate on its core business, what you call a “pure play” approach. Could you explain why?

For two main reasons. First, we are, and always have been, experts in the spirits and wine business, with a proven record of success. Second, this sector of our business has been showing strong growth, with increased sales of 11.7% and organic growth of 12% in the first half of 2001. Over the past three years, our spirits and wine activity has grown by 11% per year. This excellent performance looks set to continue and fully justifies our decision to concentrate on this aspect of our business.

With the addition of Seagram's top-quality brands to those already in our portfolio, we now have a better-balanced global range, both geographically and in terms of complementary brands. The Seagram acquisition represents a unique opportunity to double our sales within the spirits and wine sector and to speed up our growth and reach our long-term goals.

Why are you selling off your profitable soft drink, fruit preparation and distribution activities?

This move was in line with our decision to concentrate on our core business and with our strategic goals. The proceeds from the sale of these activities will help pay for our acquisition of the Seagram business. In any case, these sectors are less profitable than our core business. The wisdom of these moves has been applauded by the stock market: the value of the group's shares reached near-record highs after the announcement of our decisions to buy 39.1% of Seagram's activities and to divest the group of its non-core business activities.

Can the new Pernod Ricard group maintain the same level of turnover?

Yes. The acquisition and the divestiture of non-core activities will help us leverage our existing network, grow our brands, and create synergies and economies of scale. We expect our turnover to remain stable at first, but our profits will grow significantly. And we contemplate strong growth with our refocused business in the coming years.

Could you describe the strengths of the new Pernod Ricard group?

We have doubled our size in the spirits and wine sector. Before the acquisition, Pernod Ricard was already number one in the spirits sector in the Euro Zone; we have now strengthened our position in Europe and Russia, and become number two in Asia and in Central and South America. In North America we have considerably increased our volumes and have now become the sixth player in the market. Our new portfolio includes eleven spirits that sell more than 1 million cases annually: Chivas Regal, Clan Campbell, Havana Club, Jameson, Larios, Martell, Montilla, Pastis 51, Ricard, Seagram's Gin and Wyborowa. In addition, we own a number of brands with high development potential, either regionally or globally, such as Wyborowa or Wild Turkey, creating a strong, widely diversified range in terms of products and markets. In the wine sector, Jacob's Creek, another success story, is our spearhead, with over five million cases sold annually.

What is your vision for the future of Pernod Ricard?

Now that we are a “pure play” company, we are buckling down and working to grow our business, relying on the expertise and skills of our dedicated staff and the talented new employees we have taken on from Seagram. We think we have found a good balance of markets and brands that will take us from strength to strength on the international spirits and wine market, where our ambition is huge. ■

Interview by Mona Moore


CHIVAS REGAL
12
PREMIUM SCOTCH
WHISKY

THE NEW PORTFOLIO INCLUDES eleven spirits that sell more than 1 million cases annually, as Chivas Regal.


CLAN CAMPBELL
RAMAZZOTTI
AMARO
BUSHMILLS
LARIOS
DRY GIN

PERNOD RICARD, local root


MARTELL
CHIVAS REGAL
12
PREMIUM SCOTCH
WHISKY
Austin Nichols
WILD TURKEY
Aged 8 Years
KENTUCKY STRAIGHT
BOURBON
DEPUIS 1932
RICARD
FRANCE

❶ Spirits and Wines turnover


30/09/2000
30/09/2001

❷ 11% volume growth for the 10 key brands

These brands account for 70% of the contribution made by spirits and wine.

Cumulative totals	to end Sept. 2001	12 months end Sept. 2001
Amaro Ramazzotti	+ 21%	+ 19%
Jacob's Creek	+ 20%	+ 25%
Havana Club	+ 16%	+ 14%
Clan Campbell	+ 12%	+ 12%
Jameson	+ 11%	+ 10%
Ricard	+ 4%	+ 1%
Bushmills	+ 7%	-
Pastis 51	+ 6%	+ 2%
arios	-	+ 1%
Wild Turkey	-	+ 6%
Total	+ 9%	+ 11%
Total Spirits	+ 4%	+ 4%
Total Wine	+ 3%	+ 3%

Strong in perfo

THE DETAILS OF THE GROUP'S FINANCIAL RESULTS FOR THE 2001 FISCAL YEAR WERE NOT AVAILABLE AT THE TIME THIS ISSUE OF ENTREPRENDRE WENT TO PRESS. NEVERTHELESS, WE ALREADY KNOW THAT THE SPIRITS AND WINE SECTOR, PERNOD RICARD'S CORE – AND SOON SOLE – ACTIVITY IS PERFORMING VERY STRONGLY AND THAT OUR BRANDS, OLD AND NEW, HAVE SEEN HEALTHY GROWTH, ALL OF WHICH AUGURS VERY WELL FOR 2002.

The Group's spirits and wine business grew by 8% (excluding duty & tax) in the first nine months 2001, mainly as a result of the excellent performance achieved by its 10 key brands, which generated over 70% of profit in this sector.

NEW OR NOT SO NEW BRANDS ARE LEADING THE WAY

Havana Club continues to record some of the strongest global growth (and is now the market leading rum in Italy), whilst Jacob's Creek broke through the 5 million case barrier in the summer of 2001. This makes it one the world's leading wine brands, with plenty of excellent prospects for growth, especially in the European and American markets. Clan Campbell scotch, Aberlour malt and Jameson Irish whiskey all are continuing their double-digit growth (amongst the best in their sector) and lead their product categories in Europe's number one whisky market, France.
Longer established brands, such as Ricard in France, Larios in Spain and Amaro Ramazzotti in Italy, are

rowth
mance

winning increasing shares of their local markets, with export sales growing strongly. The Italian bitter, Amaro Ramazzotti, is enjoying a virtual sales explosion in Germany and other German-speaking countries, which together now account for more than half of its sales volume, whilst Larios gin has become firmly established in France and Italy.

SUSTAINED PERFORMANCE DESPITE THE ECONOMIC CLIMATE

Calculated on a constant structural and currency basis, Pernod Ricard should be able to report excellent full year figures for 2001 in the spirits and wine sector, in line with those of the 1st quarter of the year. The tragic events of 11 September have had only a limited impact on the Group's business, with the exception of the US market and the duty free network, which is suffering from the reduced number of air travellers. Nevertheless, the pre-Christmas and New Year sales made in December will, as ever, be the deciding factor in achieving our targets, but figures were not yet known at press time.

2002: A PROMISING OUTLOOK

Once the Seagram brands have been fully integrated and all non-core activities disposed of, 2002 will mark a turning point for the Group. The year will see the Group double the size of its spirits and wine business, increase its global presence significantly with prestigious brands in all categories and enable it to concentrate on its core business. At the end of year 2, we expect the net profit per share to rise by 50% and to double within five years. An excellent prospect for Pernod Ricard shareholders! ■

Frédéric Legrand

❸ SUCCESS STORIES: THE FOUR TOP SCORES

Average annual growth rate (July 1997/June 2001).



7%
JAMESON
CLAN CAMPBELL
RAMAZZOTTI
HAVANA CLUB

❹ GROWTH IN SPIRITS AND WINE TUNOVER BY REGION FIRST NINE MONTHS 2001



366
391
France
Europe
Rest of the world
2000 : total 1,195 million €
2001 : total 1,298 million €

	Current growth	Internal growth
France	+ 6.9%	+ 6.9%
Europe	+ 13.5%	+ 13.9%
Rest of the world	+ 3.1%	+ 5%

❺ DIVERSIFICATION ACTIVITIES STRONG GROWTH IN DISTRIBUTION AND MIXED RESULTS FOR PROCESSED FRUIT

Consolidated turnover



Distribution
Internal growth: +10.8%
+13.4%
910.6 million €
1,032.8 million €
30/09/2000
30/09/2001
Processed Fruit
Internal growth: -1%
-3.8%
30/09/2000
30/09/2001

What are the analysts saying?

THE MARKET VALUATION OF PERNOD RICARD HAS RISEN CONSIDERABLY SINCE THE GROUP ANNOUNCED ITS INTENTION TO RE-FOCUS EXCLUSIVELY ON ITS CORE BUSINESS, WHOSE SIZE HAS JUST DOUBLED. SHOWING REMARKABLE RESISTANCE TO THE TURMOIL WITNESSED IN THE MARKETS, THE PERNOD RICARD SHARE IS ATTRACTING INCREASING ATTENTION FROM MARKET ANALYSTS. LET'S HEAR WHAT JEAN WEISSE OF CDC-IXIS AND HIS BRITISH COUNTERPART, SIMON HALES OF HSBC, HAVE TO SAY.



DR

SIMON HALES, financial analyst at HSBC.

What was your initial reaction to the Pernod Ricard Group's announcement of its plans for external growth?

Jean Weisse: That the Group was really stepping up a gear to move from being a major regional player to becoming a world class operator. Pernod Ricard is now the world's third largest spirits and wine company and is running neck-and-neck with the number two global player. This progression is by no means insignificant in market terms, because we know that the world's markets rate leaders at a premium. However, and to put those two positive effects into perspective, I would also say that the Group's positions in the USA still show some room for improvement. I also see two or three acquisitions as a possibility in terms of product ranges.

Simon Hales: There can be no doubt that the addition of major brands and an efficient distribution network make Pernod Ricard a player on the global scale. These recent transactions give the company a clear opportunity to grow beyond its traditional preserve in the heart of Europe. It really is a decisive turning point for the Group.



DR

JEAN WEISSE, financial analyst at CDC-IXIS.

Do you believe that Pernod Ricard still has some financial elbowroom after these acquisitions?

Jean Weisse: Yes, I think so, and that's one of the interesting aspects of the whole process. The financial package, which is based on bank borrowing with the option of issuing convertible securities, allows the Group to retain considerable financial muscle for the years ahead.

Simon Hales: I don't believe that this route to external growth through acquisition has weakened the Group financially. The parallel disposal of its non-alcoholic drinks business is a very sensible move. The debt, which may look high in the short term, will be paid down to some degree by the sale of these businesses. More importantly, spirits companies are great cash generators, so Pernod Ricard should have no problem with a relatively high level of temporary borrowing.

Won't the task of integrating the diversity of brands and people involved in these acquisitions pose its own problems in terms of labour relations and business cultures?

Jean Weisse: Theoretically yes, but in this particular case it's important to realise that it is the brands – i.e. the assets – that have been purchased and that the employees in the factories work in cultures very similar to that of the Group. In Brazil, for example, the companies acquired are likely to retain their existing teams in their entirety, because the Group had virtually no presence there before. Execution Risk, as the markets call it, is practically non-existent in this case.

Simon Hales: I don't see it as a real concern, because by and large the businesses they are acquiring do not overlap with the Group's existing operations. The only market where some integration risk exists is the US, but even then it is a relatively small contributor to profitability; representing around 15% of profit. Moreover, the Group's decentralised management structure has already demonstrated its effectiveness in similar circumstances and shown that it is capable of generating strong profits and an excellent return on investment. We only have to look at the success of brands like Jacob's Creek and Havana Club to see that. There's no doubt that the next two financial years will be something of a challenge, but the market has expressed its confidence in the Group's abilities to rise to that challenge. I'd also like to make the point about this particular acquisition that several of the major brands purchased were rather "unloved" at Seagram and that Pernod Ricard should be able to make them perform much better.

In conclusion, what is your official recommendation and your estimate of the share's market potential?

Jean Weisse: I remain positive about the Pernod Ricard share. I was one of the first to point out its potential and I'm pleased to see that the current market consensus sets the share a medium-term objective of 100 euro.

Simon Hales: For me, it's a definite "buy". The prospects look good and the management team is widely recognised and respected both in the spirits industry and outside. If you look back, you can see a clear path leading from the first historic venture into anis-based alcoholic drinks. Finally, the share should benefit technically from the scale effects of the Seagram acquisition. Pernod Ricard will now be a focus for attention amongst all major analysts and the volumes traded should also benefit from the Group's larger size. The Pernod Ricard share is now a major stock. ■

Interview by Jérôme Guillou

bigg
Group

[illegible] AFTER [illegible]
ACQUISITION [illegible] REGULATORS
IN EUROPE AND CANADA, AND BY THE
U.S. FEDERAL TRADE COMMISSION, PERNOD
RICARD HAS JOINED THE WORLD'S TOP
THREE SPIRITS AND WINE COMPANIES.

er, better

After initially rejecting the deal, the Federal Trade Commission has finally ratified the sale of Seagram's spirits and wine activities to Pernod Ricard and Diageo. The decision follows earlier approvals by Canadian and EU regulators.

This green light means that the Seagram acquisition, which has kept the Pernod Ricard teams and their advisers (Société Générale and JP Morgan et Cie) extremely busy since summer 2000, makes the group one the world's top three spirits and wine companies.

By strengthening its range through the acquisition of prestigious brands such as Chivas Regal and Martell, Pernod Ricard is extending its influence in the New World and Asia.

Read on for more details. ▶

Scotch whiski a perfect blend


THE GLENLIVET

S,

FOLLOWING THE ACQUISITION OF SEAGRAM'S BRANDS AND BUSINESSES, PERNOD RICARD HAS BECOME ONE OF THE WORLD'S LEADING PRODUCERS OF SCOTCH WHISKY, LEAPING FROM 8TH TO 3RD POSITION. IT NOW HAS A VERY STRONG FOOTHOLD AND A VALUABLE JEWEL IN A CATEGORY WITH SALES OF MORE THAN 80 MILLION CASES.

The jewel of the range, **Chivas Regal**, is a truly international Scotch Whisky, selling 3.2 million cases including 50,000 cases for each market in more than fourteen countries. With a rich heritage, distinctive personality and a diverse range of followers, it is one of the most recognised and appreciated spirits in the world.

Chivas Regal's CV confirms its unquestionable pedigree, stating its date of birth as 1801, when the original Chivas Brothers shop was founded in Aberdeen. Its founder, James Chivas, who was among the pioneers of blending, perfected the art of marrying single malts (predominately Strathisla) and grain whiskies to create a rich and subtle taste.

Chivas Regal's international strength will give Pernod Ricard access to new markets.

The range includes: **Chivas 12 year old**, the flagship deluxe blend; **Chivas Regal 18 year old**, a rare blend of whiskies which have remained undisturbed for 18 years, with each bottle individually numbered; and **Chivas Revolve 1801**, a blend of specially selected whiskies packaged in a highly unique bottle which resulted from a flaw in the glass that caused it to spin when turned. Today, the home and heart of Chivas Brothers is Strathisla distillery, the oldest ope-rating distillery in the Scottish Highlands. The other gems in the new portfolio are The Glenlivet and Glen Grant Malts, 100 Pipers and Something Special blends, brands that will both complement and enhance the existing Campbell Distillers range of Aberlour, Clan Campbell, Edradour, White Heather and House of Lords.

The Glenlivet is the number three Single Malt worldwide and number one in the USA. Back in the 1800's, its creator, George Smith, was the first distiller in the Glenlivet region to receive a licence. Since then, many whiskies have used the name Glenlivet as a suffix to their names to reinforce their pedigree, but there is only one The Glenlivet.

Glen Grant holds the position of n° 2 Malt worldwide. Its main markets are Italy, where it is the n° 1 whisky and a brand icon, France and Germany. It is thanks to the vision of an extraordinary individual, James Grant – known as "The Major"– that this brand was created when he was just 25 years old. The Major valued purity, and the distinct flavour and appearance of Glen Grant is due to the taller, slender stills he designed and his decision to retain its natural colour.

Something Special is a premium blend renowned for its distinctive packaging and unusually shaped bottle. It is a popular brand in Korea and Venezuela where it is also available as an 18 year old.

Chivas Royal Salute 21 year old was created in 1953 to commemorate the coronation of Queen Elizabeth II and was named after the 21 gun royal salute. This ultra premium whisky is presented in three versions of a sumptuous hand-finished porcelain flagon.

100 Pipers blended whisky has a strong following in Spain and Thailand, with particularly strong sales in Galicia and the Canary Islands. As part of the acquisition, Pernod Ricard has also acquired the Alt A Bhainne, Braeval, Benriach, Caperdonich, Glen Grant, Glen Keith, Longmorn, Strathisla and Glenlivet distilleries, as well as blending, bottling and warehousing facilities at Paisley, Newbridge, Keith, Mulben, Dalmuir, Balgray and Linwood.

The new scotch whisky brand owning company, **Chivas Brothers,** will be responsible for the production, export and marketing of all Pernod Ricard's scotch whiskies. Based in Paisley, Scotland, the new company will include the operations of Campbell Distillers and Chivas Brothers under a single management structure. It will have a new commercial and marketing team, based in London. ■

Martell cog
a booster in


Like,
can you come out
and play?
i am
Martell.

ıac, he portfolio

THE FUTURE LOOKS BRIGHT FOR MARTELL COGNAC AS THIS NEW STAR IN THE PERNOD RICARD ROSTER IS INTEGRATED INTO THE GROUP'S PORTFOLIO, WHERE IT WILL BENEFIT FROM A STRATEGIC POSITION AS ONE OF THE TOP THREE BRANDS IN MOST MARKETS.

One of the international brands being added to the Pernod Ricard's portfolio is the prestigious 1.2 million case Martell cognac. Along with the group's two other existing brands, Renault and Bisquit, Pernod Ricard will now skyrocket to second from sixth place in the world cognac market.

"Martell already enjoys a prominent position on the market," says François Gérard, chairman of the cognac task force who prepared the integration of Martell and the forming of Martell & Co, a new brand owning company within the Pernod Ricard organisation. *"It will further benefit from its genuine strategic status within Pernod Ricard's portfolio,"* he adds.

While Martell's primary market is the United Kingdom, with significant sales in Asia (especially Japan, Singapore, Malaysia and China) and duty-free outlets, Pernod Ricard plans to investigate the possibility of marketing it more aggressively in the United States, currently the fastest-growing market for cognac. Pernod Ricard also plans to attract new consumers by promoting the brand to younger people. *"Our ambition is to put Martell on the growth track again,"* says Lionel Breton, Chairman and CEO of Martell & Co.

"The extended transition period before integration gave people in the Seagram and Pernod Ricard organisations added opportunities to better get to know and understand each other," says Mr. Breton. *"Potential difficulties related to the integration were analysed and dealt with. The Martell and Pernod Ricard teams were prepared to cooperate effectively on these issues,"* François Gérard comments. All the major cognac markets worldwide were analysed: *"Pernod Ricard subsidiaries around the world have had time to adapt their organisation to the new distribution needs,"* Mr. Breton adds.

Martell, popular with connoisseurs, will be sold as part of a portfolio of major Pernod Ricard brands, including Chivas, Jameson and Aberlour. It will be one of the top three brands in the Pernod Ricard portfolio in most countries. *"Martell's future within Pernod Ricard looks very bright,"* says Mr. Breton.

Pernod Ricard will now skyrocket to second from sixth place in the world cognac market.

The CEO of Pernod Ricard's new Cognac division has been busy setting the main goals for Martell and planning organisational details at the management level. *"I am confident that the prestige of Martell, combined with the strength of our network, will fund new dynamism for the brand. And the combination of Martell, Bisquit and Renault will benefit all these brands,"* he says. ■

Mona Moore

- **Pernod Ricard cognac division:** 1.4 million cases.
- **Martell:** 1.2 million cases.
- **Main markets:** UK, Asia, USA, duty free.
- **Bisquit:** leader in Belgium, France.
- **Renault:** well positioned in Scandinavia.



A DRAMATIC CHANGE WILL TAKE PLACE IN THE SCALE AND REACH OF PERNOD RICARD'S WORLDWIDE BUSINESS WITH THE SEAGRAM ACQUISITION. NORTH, CENTRAL AND SOUTH AMERICA WILL NOW ACCOUNT FOR 27 PERCENT OF PERNOD RICARD'S SPIRITS BUSINESS, AS OPPOSED TO ONLY 9 PERCENT BEFORE THE ACQUISITION. THESE MARKETS ARE TWO CRUCIAL LINKS IN PERNOD RICARD'S NEW GLOBAL DISTRIBUTION CHAIN.

America,

U.S.A.: a strategic presence

Historically, Pernod Ricard has had a minor presence on the North American market, one of the largest distilled spirits markets in the world. After the acquisition of Seagram activities, Pernod Ricard's North American spirits volume will increase from 1.5 million cases to over 6 million, making it one of the key players in the North American distilled spirits sector, with three of the top 100 brands in the United States.

After the acquisition of Seagram activities, Pernod Ricard's North American spirits volume will increase from 1.5 million cases to over 6 million.

According to Michel Bord, Chairman and CEO of Pernod Ricard North America, the major change, apart from the sheer volume of the new business, is the group's entry into the deluxe Scotch whisky category with Chivas Regal, the world's leading high-end blended whisky. The top-seller in the new portfolio is Seagram's Extra Dry gin, the leading American premium gin in the United States, with a 28 percent market share. Pernod Ricard is also taking on the prestigious range of Martell, which includes Cordon Bleu, one of the most renowned top-quality cognacs in the US market. Pernod Ricard's strong point in North America is the quality of the "consumer franchise" of its existing brands – especially Wild Turkey Bourbon and Jameson Irish whiskey (both brands in the premium segment of their categories) – and the new ones being taken on, especially Chivas Regal. *"Consumers know these brands and have a very strong perception of their value. These brands, which are in demand and are stocked in all the trade channels, must be supported by the wholesalers. There's a consumer pull taking them along,"* says Michel Bord.

He adds: *"Today we might have concerns about the U.S. economy and the recession that is looming over here, but over*



the long term, the growth of the U.S. economy has been ahead of anyone else in the world. Strategically, it's absolutely correct that Pernod Ricard should have a significant presence in this market."

Latin America: the number-two player

The new Pernod Ricard, strengthened by a number of local premium brands acquired from Seagram, will become the number-two player in the Central and South American spirits market, with its sales volume increasing from 2 million to nearly 6 million cases.

Already the leading international operator in Argentina, Bolivia and Cuba, the Group will move into second place in Brazil *(see page 21)*, Ecuador, Venezuela and Uruguay. With brands like Blender's Pride, Natu Nobilis and Dunbar in its whisky portfolio, it becomes one of the leading whisky operators in South America.

Pernod Ricard's new range will be a mix of local and international products that will protect its affiliates against exchange rate fluctuations. Most of these products are in the premium segment of their categories.

The group's strategy is to proceed with caution in this market.

" We are going to have a very strong platform now in quite a number of Latin America countries."

"Latin America is quite a volatile market-place," says Francesco Taddonio, Chairman and CEO of Pernod Ricard Central and South America, *"and countries can go from boom to bust to boom again very quickly. We want to carefully integrate the business, capture all of Seagram's business and understand it properly before we make any changes, if indeed it needs any changes, and then proceed to generate shareholder value in Latin America."* ▶

The Central and South American business involves three main countries: Brazil, Argentina and Venezuela. Pernod Ricard products will be sold in every Latin American country, either directly or through a network of partner third-party distributors. *"We're going to have a very strong platform now in quite a number of Latin America countries where we didn't really have a presence before,"* says Francesco Taddonio, *"and it's going to be much easier for us to sell the existing Pernod Ricard range successfully in those countries. This is a superb opportunity for the entire Pernod Ricard portfolio in Latin America."*


play it smart
Seagram's
Extra Dry
Gin

Number two in the gin market

One of the jewels in the range of spirits acquired by Pernod Ricard is Seagram's Extra Dry Gin, the top-selling gin in North America, with a 28 percent market share and a volume of 3 million cases. Together with Larios gin, made in Spain, and Cork Dry Gin, a leader in Ireland, the group will now hold the number-two position in the global gin market.

Although gin now represents Pernod Ricard's largest volume in North America, the group's strategy is to develop the spirits sector as a whole, together with Chivas Regal, the world's leading high-end blended whisky, in addition to other brands being acquired. Says Michel Bord: *"We must go beyond gin and integrate all the brands. We won't segregate gin and scotch."*

Michel Bord has a clear vision of the future of Pernod Ricard in North America: *"We will become one of the major players on the U.S. spirits and wine market, in particular in the premium whisky categories. Historic brands, like Wild Turkey Bourbon or Jameson Irish whiskey, will be combined with the newly acquired brands to build new growth potential for each brand."*

In the gin sector, the immediate goal is to stabilise volumes and improve market share. *"Exports will give us an opportunity for the growth of Seagram's Gin volumes: the brand is now sold mostly in the United States, with some volumes in Asia. Since Seagram's image is very strong in certain Asian and Latin American countries, this could provide a real opportunity for Seagram's Gin,"* says Mr. Bord.

> *Exports will give us an opportunity for the growth of Seagram's Gin volumes.*

Pernod Ricard's approach in North America involves staying in close touch with the consumer, offering irreproachable service and establishing close working relationship with distributors. Michel Bord also stresses the importance of *"maintaining the values that are our real strength and which differentiate us from our competitors: an entrepreneurial spirit, flexibility, reactivity to the market and a rejection of bureaucracy."*

Following the integration, Pernod Ricard will double its U.S. sales force. Former Seagram employees, will represent almost 50 percent of the new organisation's payroll. Gin production will be integrated, and all the employees of the main gin production

plant in Lawrenceburg, Indiana, will remain on board. *"The integration of Seagram employees provides us with a unique opportunity to enrich Pernod Ricard's structure here,"* says Mr. Bord. *"In addition to their knowledge of the brands we are acquiring, they bring to us their expertise in sectors in which Seagram was especially strong: outstanding customer service and its approach to consumers."* Pernod Ricard will integrate Seagram employees at all levels of the hierarchy. Three key positions – on the management, marketing and customer service committee – will be held by former Seagram employees.
"We notice with pleasure that the Seagram employees are really enthusiastic about the idea of joining Pernod Ricard," says Mr. Bord. A taskforce was set up in advance to handle the transition. *"Our goal is to ensure that there will be no disruption in the excellent service Seagram provides to its customers,"* says Mr. Bord.

Brazil: a platform for growth

Brazil is the new centrepiece of Pernod Ricard's operations in Latin America. The group has acquired nearly all of Seagram's local business in the country – including Montilla, the country's leading rum; Natu Nobilis whisky; and the popular Orloff vodka – as well as the distribution of Pernod Ricard's international brands. *"In inheriting the Seagram brands, we have a very strong base in Brazil,"* says Richard Burrows, joint managing director of Pernod Ricard. *"Looking to the future, the acquisition provides us with a platform in what is one of the most exciting economies for developing a very strong Pernod Ricard business. Brazil is a huge economy and has been developing quite fast. It has a vibrant population, with a strong middle class. Clearly, we're marketing our products to people who are reasonably well off."*
Pernod Ricard will take on the entire workforce and management team of the Seagram operations being acquired in Brazil. The new organisation will continue to be called Seagram do Brazil, and Edmundo Bontempo will continue his role as Chairman and CEO in order to build on the strong goodwill Seagram has generated in the market.
Richard Burrows believes there is good potential for growth in the Brazilian market. *"Seagram's business here was already growing, especially thanks to Montilla,"* he says. *"We want to take advantage of and reinforce that growth. Pernod Ricard's portfolio gives us the opportunity to develop new brands in the market, such as Havana Club, which is still little-known in the country. That's a dou-* ▶

Tequila: a gateway to the USA

Tequila is yet another Pernod Ricard strength, with several Mexican tequilas currently in the Group portfolio: Don Julio (n°1 premium), Olmeca, recently acquired from Seagram, and Viuda de Romero, a prestige brand acquired during 2000. Tequila is made in Mexico from extracts of the blue agave cactus. Almost two-thirds of the 160 million litres distilled every year are exported, with the majority going to North America, although Europe – especially France, Germany, Italy and Greece – has been importing increasing amounts in recent years and now accounts for some 10% of all tequila exports. Tequila sales are growing by 10% per year in the global market.
"Tequila brings additional strength to our portfolio, because it supports our presence in the world's fastest growing drinks category," explains the President of Pernod Ricard North America, Michel Bord. "Despite the fierce competition in this sector, our Don Julio, Olmeca and Viuda de Romero brands are likely to appeal to real tequila drinkers all over the world.
In the American market, Viuda de Romero is very well received by the large Mexican communities in California, Texas, Florida and Chicago, and it should also benefit from the general appetite for Latino American culture," he says.


AÑEJO
TEQUILA
Don Julio
OLMECA
TEQUILA
AÑEJO

ble positive effect." Other Pernod Ricard brands will be introduced on a selective basis. In the future, as in its other markets, Pernod Ricard will be looking for new growth through appropriate acquisitions. ■

Mona Moore



MONTILLA is the leading rum in Brazil.



IN THE FOLLOWING INTERVIEW, RICHARD BURROWS, JOINT MANAGING DIRECTOR OF PERNOD RICARD, GIVES US THE LOW-DOWN ON THE GROUP'S NEW ORGANISATION: A LEAN, DECENTRALISED STRUCTURE SET TO GROW PROFITS AND CONQUER NEW MARKETS.

Richard Burrows

Sustaining entrepren

How has the size of the Pernod Ricard workforce changed as a result of the Seagram acquisition?

Richard Burrows: With the doubling of our spirits and wine business, we are adding a maximum of 3,000 employees, which includes a 15% increase in the sales force. At the same time, the sale of our diversified activities, including some large production units around the world, will reduce our workforce substantially, which means that we will probably be slightly smaller in the end.

How will profits be affected?

As a result of the Seagram acquisition, we expect our operational margins to grow by five points and our profits to rise sharply. In any case, we have confidence in our ability to grow the business by continuing the organic growth of our brands, which has been a strong feature of our recent performance. Just look at the successful turnarounds Pernod Ricard accomplished when



urial initiative

it acquired a brand like Larios, which went from negative to positive growth under our direction. Jameson, Havana Club and Jacob's Creek have also shown steady growth since they have been part of our portfolio.

What will the new organisation look like?

We will not change the formula that has always been highly successful for Pernod Ricard: a decentralized structure that allows for entrepreneurial initiative in each sector and market. The brand owning companies are responsible for defining global marketing strategy for their brands, and the distributing subsidiaries adapt and run the business in their respective markets, backed up by the strengths of our international organisation. Based on this formula, we have created two new brand-owners within our group: Martell & Co and Chivas Brothers, to handle our existing and acquired cognac and scotch businesses. We will take full advantage of the impressive expertise of their combined teams. In certain countries, such as Brazil and India, we will merge our existing structure into the one acquired from Seagram. In all cases, we will benefit from Seagram management's knowledge of local markets and brands, which will also serve as a springboard for our international brands into those markets.

What production facilities will be integrated?

We are taking over the Martell facilities in France, and all Seagram distilleries and bottling plants in Scotland. In the United States, we are getting the Seagram's gin distillery in Lawrenceburg, Indiana. In Brazil and India, we are integrating the Seagram production facilities. At the end of the process, we will have a total of 68 production facilities, with a volume of 46 million cases of spirits and 17 million of wine per year. ■

Interview by Mona Moore


The light bulb. The cell phone. The microchip.
How about the off button?
When you know™
CHIVAS REGAL
PREMIUM SCOTCH
WHISKY


3992014
368

Number two in Asia

CHIVAS REGAL SCOTCH WHISKY AND MARTELL COGNAC WILL BE THE LINCHPINS OF PERNOD RICARD'S STRATEGY IN ASIA. AS THE NEW NUMBER TWO SPIRITS AND WINE GROUP IN THE REGION, PERNOD RICARD IS INTEGRATING MOST OF SEAGRAM'S SUCCESSFUL EXISTING STRUCTURE.

Big changes are underfoot for Pernod Ricard with the acquisition of Seagram activities in Asia, where the group will leap into the number-two position. Until the integration, Pernod Ricard's presence had been relatively limited, except in a few countries, such as Japan, where Wild Turkey and the lychee-based liqueur Dita were highly successful, while Seagram has had a much stronger position in the market.

Pernod Ricard's sales volume in Asia has reached approximately 3 million cases. The key brands for the new Pernod Ricard Asia include Chivas Regal ▶

in all countries; Wild Turkey and Dita in Japan; Something Special in Korea; Royal Salute and 1801 in Taiwan; and 100 Pipers in Thailand. Martell cognac also has strong sales in China, Singapore and Malaysia. Other brands, such as Jameson, Havana Club and Jacob's Creek, have already demonstrated potential for growth in Asia and will benefit from Pernod Ricard's reinforced structure and reach in the region.

Pernod Ricard's sales volume in Asia has reached approximately 3 million cases.

Pernod Ricard has become the leading foreign distributor in China. According to Philippe Dreano, chairman and CEO of Pernod Ricard Asia, the group will make Chivas Regal Scotch whisky and Martell cognac, two international brands that are extremely strong in Asia, the basis of its new commercial strategy. While Asia is smaller (in volume sold) than Europe or North America, he says, *"it is a market in which premium or even super-premium spirits are very important"*. He gives the example of the 21-year-old version of Chivas, the highly profitable Royal Salute, which is sold primarily in Asia, especially in Taiwan. *"It's what makes Asia so important for the Chivas brand,"* says Philippe Dreano.

Pernod Ricard has made a concerted effort to bring the key executives of the Seagram organisation in Asia on board, a goal that has been achieved. *"Now that we have the brand and the people, we are almost there,"* says Mr. Dreano.

The transition of the Asian market from Seagram to Pernod Ricard is going smoothly. A taskforce had been set up to prepare every detail, long before the actual merger, headed by Philippe Dreano. He worked closely with Ramesh Vangal, the former chairman of Seagram Asia-Pacific, who continues as the president of Pernod Ricard Asia, and colleagues in the finance, marketing and human resources departments to prepare for the integration.

Most of the structure, employees and activities of the Seagram organisation have been retained by Pernod Ricard, with the exception of South Korea. *"We could say that what took place in the region is almost an integration of the activities of Pernod Ricard into Seagram,"* says Mr. Dreano, *"rather than the other way around. There has been no disruption."*

During his meetings with Seagram directors and key managers in the finance, marketing and sales departments in Asia, he found that the company cultures of Seagram and Pernod Ricard were quite similar. *"I saw the same motivation, the same professionalism, the same devotion to the company,"* Mr. Dreano says. *"This is why we have not been facing any major integration difficulty,"* he comments, even though some rationalisation has been carried out, mostly in the area of central services rather than in the operational companies. Philippe Dreano has a high opinion of the Seagram workforce in Asia: *"They have succeeded in accomplishing an amazing turnaround of Seagram in Asia during the past two years. With the Pernod Ricard and Seagram combined forces, I am now looking forward to many years of success in Asia,"* he adds. ■

In





ia, a tremendous opportunity



Following the acquisition of Seagram operations in India, with its population of over 1 billion and a potential middle-class market of 150 million consumers, Pernod Ricard has become the number one foreign producer in the country. The key brand acquired is Royal Stag, the leading premium whisky in the market, with a volume of nearly 800,000 cases.



IN THE LONG TERM, India represents a tremendous opportunity for Pernod Ricard.

With its fast-growing economy and burgeoning middle class, India has great potential but is a highly complex market, with its different languages, religions and cultures, and patchwork of federal states, each with its own rules and regulations. While import restrictions on distilled spirits have been lifted, taxes on them remain extremely high. In spite of this, Seagram India is already importing Chivas Regal. Pernod Ricard established a foothold in India in 1995 with the acquisition of United Agencies Ltd., based in Delhi. "*Now that Pernod Ricard has acquired the number-two multinational drinks company operating in India, it gives us a new base for the future,*" says Richard Burrows, joint managing director of Pernod Ricard. Royal Stag, an "Indian Made Foreign Liquor", is a popularly priced product that "*has shown terrific growth. It forms the nexus of our portfolio in India,*" says Mr. Burrows. United Agencies Ltd. has been integrated into Seagram India, taking on its entire management staff and workforce.

"*In the long term, India represents a tremendous opportunity for Pernod Ricard,*" says Mr. Burrows. "*We see strong growth in the prosperity of the people and strong growth in the population itself. Put those two together, and India becomes a very important market for Pernod Ricard in the future. There's lots of opportunity to grow the business we're taking over from Seagram organically because of the federal nature of the market – there are many states where Seagram is not yet properly implanted and where it's not doing business. I believe there will also be opportunities for acquisitions in the future.*"

Pernod Ricard's strong position in India will give it a base for reaching out to markets throughout South Asia, including Sri Lanka, and the Gulf, with its enormous potential market and large population of Indian migrant workers. Countries such as Sri Lanka, Bangladesh, Pakistan and Nepal will all be serviced from India. ■

Mona Moore

Pierre Pringuet

Still room for g

THE INTEGRATION OF SEAGRAM MARKS A TURNING POINT IN THE EVOLUTION OF PERNOD RICARD AND REPRESENTS A STEP FORWARD BUT NOT THE LEAST IN THE GROUP'S ACQUISITIONS POLICY. PIERRE PRINGUET, JOINT MANAGING DIRECTOR OF PERNOD RICARD, FILLS US IN.



rowth

Does the purchase of brands from Seagram mark the end of your acquisition policy?

We have been making acquisitions on a fairly regular basis for several years now, and our purchase of brands and activities from the Seagram Group is a major transaction that doubles the size of Pernod Ricard. Naturally, opportunities like this don't present themselves every day, and it says something about us that our Group was able to seize this opportunity and come forward with the winning bid. Many thought us incapable of bringing it off. The short-term priority for Pernod Ricard is to integrate the assets we have acquired, whilst maintaining the growth of our existing spirits and wine activities. As for whether or not we have achieved our final objectives in terms of external growth, the answer is simple: no. This major transaction illustrates the Group's complete refocusing on its traditional core business, but does not mean that concentration has gone as far as it can in this industry. On the contrary, we will continue to look for other acquisition opportunities that will help us strengthen our network and brand portfolio.

Nevertheless, buying all these brands from Seagram has meant that you have had to abandon your previous acquisition programme, hasn't it?

We still plan to implement our programme. In Poland, for example, we have just completed our acquisition of Agros, one of the leading groups in its industry and the largest exporter of Polish vodka, including Wyborowa. At the same time, we have recently taken control of Wyborowa, Lodowa and Premium vodka production *(see next page)*, with the purchase of the polmos – or state-owned distillery - in Poznan. These acquisitions were very important because vodka is the world's best-selling spirit. We have just completed with another privatisation project in the Czech Republic, the acquisition of ▶

Armenian brandies

Prior to its purchase by Pernod Ricard in 1999, the Yerevan Brandy Company, which produces Armenian brandies in Erevan, Armenia, was a company in decline. Its products were sold in only three countries, and falling production levels in the wake of the 1998 Russian economic crisis had reduced output to 1 million litres per year and turnover to just $6.75 million.

When it joined the Group, the Armenian company's eight brandies – including the famous Ararat – immediately benefited from Pernod Ricard's global distribution network and production expertise.

The result has been that the company's brandies are now sold in 21 countries notably Western Europe, Scandinavia, the Baltic States and North America), annual production has risen to 3 million litres and turnover is now $23 million.



Jan Becher, the company that produces Becherovka, the bitters brand so popular in Eastern Europe.

Could you describe the financial package of Seagram?
The cost of acquiring the wines and spirits activities of Seagram totals 8.15 billion dollars, of which 3.2 billion is being paid by Pernod Ricard. The acquisition is being financed through borrowing and is structured as follows: 3.5 billion euro of senior debt, 500 million euro raised through the issue of convertible bonds and a 1 billion euro bridging loan, repayable on disposal of the Group's diversification activities (Orangina-Pampryl-Yoo-Hoo, Sias-MPA, fruit preparations, and wholesale distributor BWG). These figures also include pre-acquisition debt refinancing.

Pernod Ricard used bank loans to finance part of the Seagram acquisition. Will it still be possible to acquire new brands given the Group's level of indebtedness?
Clearly, Pernod Ricard must now digest this major transaction, which has increased its level of borrowing, but we are very optimistic in this respect. In fact, we now believe that we will be able to repay the 5 billion euro borrowed to finance this acquisition more rapidly than we initially thought. The sale of our non-core activities will exceed the amount of the bridging loan by a billion euro, and we generated a large cash flow in 2001. This means that in less than five years, the Group will return to its pre-acquisition debt levels.

How and in which parts of the world will Pernod Ricard continue its acquisition policy?
We are looking for major global brands – of which very few are available for sale – and spirits brands with a strong national identity because they have solid distribution networks and well-established customer bases. Geographically, there is still room to strengthen our positions in North America, South America, Asia and Eastern Europe. So acquisitions and organic growth – where our results have been strongest over several years – are the two central pillars on which our growth will be built. The soundness of this policy is recognised both by shareholders and the market, as recent movements in our share price have demonstrated. ■

Interview by Alain-Xavier Wurst


PURE RYE
TRIPLE DISTILLED
VODKA
MONDE SELECTION

Polish Wodka, pure rye grain tripled distilled.



Wyborowa SA
Pernod Ricard

How the Wyborowa acquisition works

The Group has just acquired a 80% holding in the polmos (state-owned distillery) in Poznan. This acquisition, part of the Polish spirits industry privatisation, involves a transaction of some 82 million euro. Built during the 1930s, this polmos is Poland's second largest distillery in terms of volume. In addition to the famous Wyborowa brand, which is triple-distilled exclusively from rye grain, the distillery also produces the Premium and Lodowa vodkas.

Alongside this acquisition, Pernod Ricard has increased its holding in the Agros food group from 37% to 100%. Agros Holding SA owns the export rights to the Wyborowa brand. The vodka was already being successfully sold on the international market through the Pernod Ricard network, especially in France and the USA, but also in Mexico and Asia. These two parallel transactions have enabled the Group to unify its ownership of the Wyborowa brand, in both domestic and export markets.

Pernod Ricard has also signed an agreement with the Bialystok polmos to distribute Zubrowka, the famous Polish bison grass vodka, throughout Europe (excluding Poland and Russia).

Finally, the Poznan polmos has merged with the Group's former Polish spirits distribution network. The new company, to be known symbolically as Wyborowa SA, has one of the best distribution networks in the Polish market and a well-rounded portfolio of brands. That portfolio includes not only the traditional vodkas still very much enjoyed by Poles, but also the Group's international range, most notably Chivas Regal, Martell, Jameson and Havana Club, all of which have huge growth potential in Eastern Europe.

Sell-offs contribute to debt re

WITH ALMOST 5 BILLION EURO IN LOANS, PERNOD RICARD NOW HAS THE RESOURCES IT NEEDS TO FUND ITS ACQUISITIONS AND REFINANCE ITS EXISTING DEBT. AT THE SAME TIME, THE GROUP HAS LAUNCHED A PROGRAMME OF SELL-OFFS TO DIVEST ITSELF OF ALL ITS NON-ALCOHOL AND DISTRIBUTION ACTIVITIES. GROUP FINANCE DIRECTOR LAURENT LACASSAGNE EXPLAINS.



LAURENT LACASSAGNE,
Group Finance Director.

How is Pernod Ricard's debt currently structured?
It is made up of a senior debt of 3.5 billion euro repayable over five years, a short-term bridging loan of 1 billion euro and a 500 million euro convertible bond issue.
These borrowings give us the flexibility to proceed with new transactions should the opportunity arise.

Which sectors of activity is the Group withdrawing from?
In November 2001, we sold Orangina-Pampryl and Yoo-Hoo to the Cadbury Schweppes Group for 700 million euro, to which a further 35 million euro will be added after 2004. Earlier in the year, Italcanditi and San Giorgio Flavors, two Italian companies in the fruit preparation sector, were sold.
Negotiations are also underway for the sale of Sias-Mpa, the world market leader in fruit preparation - present on every continent - and BWG, our Irish and British distribution activity. We will then be seeking a buyer for the recently restructured CSR, France's leading producer of cider and fruit juice.

How will these sell-offs help the Group reduce its indebtedness?
The total amount we raise from the sell-offs will cover most of our bridging loan. The disposal process is progressing faster than we expected, allowing us to repay the loan sooner and reduce financial charges.
For example, the proceeds of the Orangina sale came in even before the acquisition of Seagram's activities was finalised.

How do you plan to finance the restructuring required to integrate the Seagram activities into Pernod Ricard and Diageo?
We will not be integrating all the Seagram spirits and wine activities, because we intend to sell-on some of them – the venture assets.
This applies, for example, to Four Roses bourbon, Sandeman port and Oddbins, a major UK off-licence chain. The revenue generated from the onward sale of these activities



ıyment

will cover the restructuring costs you refer to.

How long will it be before the Group begins to feel the benefits of the acquisition?
The integration of Seagram will add profitability in the first year following integration.
We are integrating highly profitable brands into Pernod Ricard's network, which will be especially strengthened in America and Asia. These brands were acquired on the basis of a reasonable multiple (10 times their net contribution which had been originally valued $315 million).
As a reminder, last January it was projected that this acquisition would lead to a doubling of earning per share within five years. ■

Initial hypothesis for the project

Decisive strengthening of the Group's core business

- Spirits and wine sales doubled in two years
- A 5-point increase in operating margin

	2000	year 2 after closing*
Sales (billion €)		
• Pernod Ricard	1.8	2.1
• Seagram Activities	-	1.5
Total sales	1.8	3.6
EBIT/Sales	17.2%	21.5%

*Assumes €/USD exchange rate of 0.85

Increased profitability from year 2 after closing

- Marked improvement in Group operating profit
- Improved leverage
- Strong rise in net dividend per share from year 2
- Accelerated medium-term profit growth

	1999	year 2	year 5
Dividend per share	€ 4.24	+ 50%	+ 100%

Before amortisation of goodwill on the diluted base of convertible bonds

Good existing profitability of acquired activities

- Few additional costs required to integrate them
- Acquisition costs reasonable by industry standards

Acquisition cost	($M) 3,150
EBIT (pro forma)	315
EBIT multiple (pro forma)	10x

ENTREPRENDRE, the magazine for Pernod Ricard Group shareholders. 142, bd Haussmann, 75379, Paris Cedex 08, France. Tel.: +33 (0)1 40 76 77 78. **Publication Director: Alain-Serge Delaitte.** Co-ordination: Elisabeth Ricard. Pernod Ricard Photographic Department: Daniel Dewalle and Marc-André Desanges. Design and Production: TEXTUEL 9, rue du Helder, 75431 Paris Cedex 09. Editor: Marie-Odile Durrande. Contributors to this issue: Valérie Chatain, Frédéric Marcou (Project Coordinators). Art Director: Anne Courtois. Editorial Assistants: Frédérique Disant and Valérie Einhorn. Page layout: Hélène de Carvalho. Photography: ©Pernod Ricard, except the cover: Lonny Kalfus, ©Stone; pages 12-13: Grant V. Faint, ©Image Bank.


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